VIA EDGAR

                     Cendant Membership Services, Inc.
                           100 Connecticut Avenue
                           Norwalk, CT 06850-3561

July 11, 2001

Securities and Exchange Commission 450 5th Street, N.W.
Washington, DC  20549

                           RE:  Cendant Membership Services, Inc.

Dear Sir or Madame:

                  On May 25, 2001, Cendant Membership Services, Inc. (the "Company"), a wholly owned subsidiary of Cendant Corporation, submitted for filing a registration statement on Form 10 (File No. 001-16515) (the "Registration Statement"). Due to the fact that the transaction contemplated by the Registration Statement will not occur, the Company hereby requests that the Registration Statement be withdrawn.

                  Should you have any questions or require any additional information with respect to this letter, please contact our legal counsel, Annemarie Tierney with Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2083 or by facsimile at (917) 777-2083.

                                                  Sincerely,

                                                  /s/  Eric J. Bock
                                                       -------------------
                                                       Eric J. Bock
                                                       Senior Vice President
                                                       Cendant Corporation